Exhibit 8.1
April 30, 2007
SESI, L.L.C.
1105 Peters Road
Harvey, Louisiana 70058

Re:	Registration Statement on Form S-3 $400,000,000 aggregate principal amount of 1.50% Senior Exchangeable Notes due 2026
Ladies and Gentlemen:
     We have acted as your counsel in connection with the preparation of the registration statement on Form S-3 (the “Registration Statement”) filed by Superior Energy Services, Inc. (“Parent”), SESI, L.L.C. (the “Company”) and the other registrants named therein (together with Parent, the “Guarantors”), with the Securities and Exchange Commission, of which a prospectus (the “Prospectus”) forms a part, relating to the resale by certain selling security holders from time to time of up to $400,000,000 aggregate principal amount of the Company’s 1.50% Senior Exchangeable Notes due 2026 (the “Notes”) and shares of common stock of Parent issuable upon exchange of the Notes, par value $0.001 per share (the “Common Stock”). In that capacity, we have been requested to provide our opinions with respect to certain of the federal income tax consequences of the transactions described in the Prospectus.
     Our opinions are based on our understanding of the relevant facts concerning the transactions described in the Prospectus. We have examined and are familiar with the Registration Statement, the Prospectus and the documents incorporated by reference therein. We have also examined such other documents and made such investigations of law as we have deemed appropriate as a basis for the opinion expressed below.
     Our opinions are based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated thereunder by the United States Treasury Department (the “Regulations”), Internal Revenue Service rulings, and court cases interpreting the Code and the Regulations, all as in effect as of the date of this letter. Any of the Code, Regulations, rulings, or judicial decisions relied upon could be changed, perhaps retroactively, to affect adversely the federal income tax consequences of the transactions described in the Prospectus. Although the opinions expressed in this letter are based on our best interpretations of existing sources of law, no assurance can be given that such interpretations would be followed if they became the subject of judicial or administrative proceedings.
     We have reviewed the section of the Prospectus entitled “Certain United States Federal Income Tax Considerations.” Subject to the limitations, exceptions, assumptions and conditions set forth in such section and in this letter, the legal conclusions contained therein as they relate to U.S. federal income and estate tax matters constitute our opinion as to those matters as of the date hereof. We are expressing our opinions only with respect to the foregoing matters and no opinion should be inferred as to any other matters.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references in the Prospectus made to Jones, Walker, Waechter, Poitevent, Carrère & Denègre LLP in connection with the descriptions, discussions or summaries of U.S. federal income tax matters, including references under the heading captioned “Certain United States Federal Income Tax Considerations.” In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the general rules and regulations of the Commission promulgated thereunder.
Very truly yours,
/s/ JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE, L.L.P.
JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE, L.L.P.